UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number 000-26495

COMMTOUCH SOFTWARE LTD.
(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Commtouch Software Ltd. (the “Registrant” or the “Company”) held an Annual Meeting of Shareholders on Tuesday, December 24, 2013 at 10:00 a.m. Eastern Time, at the offices of the Company’s subsidiary Commtouch Inc., located at 7925 Jones Branch Drive, Suite 5200 McLean, VA 22102 (the “Meeting”). Copies of the Notice of Annual Meeting of Shareholders and Proxy Statement relating to the Meeting were filed on Form 6-K by the Registrant on November 19, 2013.

The Registrant is announcing that the resolutions relating to: (i) the re-election of six continuing Directors to serve for the ensuing year or until their successors are elected; (ii) the re-election of one Outside Director to serve for a term of three years; (iii) the approval of the appointment of Mr. Lior Samuelson, Chairman of the Board, as CEO of the Company, and the approval of his compensation; and (iv) the re-appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for 2013 and to approve its compensation, were all duly passed at the Meeting.

At the Meeting, a review of the Audited Consolidated Financial Statements for the year ended December 31, 2012 was presented.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD.. (Registrant)

Date: December 26, 2013	By:	/s/ Brian Briggs
Brian Briggs
Chief Financial Officer